SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

         Under the Securities Exchange Act of 1934


                     DANZER CORPORATION
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                      (Name of Issuer)

                        Common Stock
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               (Title of Class of Securities)

                         23700P109
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                       (CUSIP Number)

                   Norman R. Miller, Esq.
                 Kirkpatrick & Lockhart LLP
                1717 Main Street, Suite 3100
                   Dallas, TX  75201-4681
                       (214) 939-4906


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  (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications)

                     December 22, 2000
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  (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_]

               (Continued on following pages)
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                        SCHEDULE 13D
CUSIP No.  25469V102
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 1. NAME OF REPORTING PERSON              I.R.S. IDENTIFICATION NUMBER

    G. Russell Cleveland                               ###-##-####
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [_]
    (b)  [_]
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 3. SEC USE ONLY
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 4. SOURCE OF FUNDS
    PF
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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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 7. SOLE VOTING POWER
    88,000
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 8. SHARED VOTING POWER
    11,719,110
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 9. SOLE DISPOSITIVE POWER
    88,000
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10. SHARED DISPOSITIVE POWER
    None
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11,807,110 shares
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [_]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    66.48%
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14. TYPE OF REPORTING PERSON
    IN
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ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock ("Common Shares") of Danzer Corporation (the "Company"). The principal executive offices of the Company are located at 17500 York Road, Hagerstown, Maryland 21740.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is filed by G. Russell Cleveland. Mr. Cleveland is the President and CEO of Renaissance Capital Group, Inc., the former managing general partner of Renaissance Capital Partners, Ltd. (the "Partnership").

(b) The business addresses of Mr. Cleveland is c/o Renaissance Capital Group, Inc., 8080 North Central Expressway, Suite 210, LB-59, Dallas, Texas 75206.

(c) The Reporting Person has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person was not during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Cleveland is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds required by Mr. Cleveland to acquire the 88,000 shares of securities reported in Item 5(a) was $38,216.95. The source of such funds was personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

(a) Record Ownership. The Reporting Person acquired beneficial ownership of 88,000 Common Shares reported in Item 5(a) in the ordinary course of business for purposes of investment.

(b) Irrevocable Proxy. The Company has received a proposal from Canron Corporation ("Canron") to enter into an agreement pursuant to which the
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    Company would acquire not less than a majority of the issued and outstanding equity securities of Canron in exchange for convertible preferred stock of the Company.

It is expected that a shareholders meeting of the Company will be called to ratify the transaction and approve a reverse split (the "Reverse Split") of the Common Shares. In order to assure ratification, Canron required that Mr. Cleveland serve as the proxy for the Common Shares formerly owned by the Partnership, until such time as the Company can hold the shareholders' meeting. Accordingly, an Irrevocable Proxy Agreement was entered into among Mr. Cleveland, the Partnership and the Company, which granted an irrevocable proxy (the "Proxy") to Mr. Cleveland to vote 11,719,110 shares. Although Mr. Cleveland is not contractually obligated to do so, he currently expects to vote all shares subject to the proxy in favor of any transaction approved by the Company's Board of Directors and submitted to the Company's shareholders.

Except as set forth above, Mr. Cleveland has no plans or proposals that relate to clauses (a) through (i).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) G. Russell Cleveland beneficially owns 88,000 shares and has an irrevocable proxy to vote 11,719,110 shares. Based upon information contained in the Company's most recent public filing containing such information filed with the Securities and Exchange Commission, the Common Shares owned of record by Russell Cleveland represent approximately .5% of the outstanding Common Shares and the Common Shares for which he holds the Proxy represent 65.99% of the outstanding Common Shares.

(b) Mr. Cleveland has the sole power to vote 11,807,110 Common Shares and the sole power to dispose of 88,000 Common Shares.

(c) No transaction in the Common Shares was effected by the Reporting Person during the past 60 days.

(d) Holders of record of the Common Shares subject to the Proxy have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Under the terms of the Irrevocable Proxy Agreement dated December 22, 2000, among the Company, the Partnership and Mr. Cleveland, Mr. Cleveland will vote the Common Shares subject to the Proxy as he shall determine to be in the best interest of the Company in connection with any regular or special meeting of shareholders of the Company or in connection with any solicitation of consents or proxies from shareholders of the Company occurring during the term of the Proxy. Specifically, Mr. Cleveland currently expects to vote all shares subject to the Proxy in favor of the approval or ratification of any amendment or amendments to the Articles of Incorporation of the Company proposed by the Company or its Board of Directors at any time prior to the first anniversary of the Proxy and relating to (i) any change in the capital stock of the Company, including, but not limited to, the Reverse Split or any similar transaction,
(ii) any increase or decrease in the authorized capital stock of the Company, including, but not limited to, any increase in the authorized shares of Common Shares issuable by the Company, (iii) any change in the name of the Company or
(iv) any other matter recommended by the Board of Directors of the Company. In the event of the death or incapacity of Mr. Cleveland, the powers vested in him pursuant to the Proxy shall be vested in his executor.

The Proxy shall end on the first to occur of (i) the second business day following the final adjournment of the next regular or special meeting of the shareholders of the Company; (ii) the consummation of the Reverse Split as a result of the filing of Articles of Amendment to the Articles of Incorporation of the Company; (iii) the first anniversary of the Proxy or (iv) the second business day following delivery of written notice by Mr. Cleveland to the Company of such termination, if such notice is delivered following June 1, 2001.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Irrevocable Proxy Agreement dated December 22, 2000 among G. Russell Cleveland, Renaissance Capital Partners, Ltd. and Danzer Corporation.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 9th day of January 2001.



                                       /S/ G. Russell Cleveland
                                       ------------------------
                                        G. Russell Cleveland
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EXHIBIT 1

                IRREVOCABLE PROXY AGREEMENT

    This Irrevocable Proxy Agreement, entered into this 22 day of December, 2000, by and between G. Russell Cleveland, an individual ("Cleveland"), and Renaissance Capital Partners, Ltd. ("Renaissance"), with respect to 11,719,110 shares of the Common Stock, $0.0001 par value per share (the "Common Stock") of Danzer Corporation, a New York corporation ("Danzer").

    WHEREAS, Renaissance is the record holder of 11,719,110 shares of the Common Stock; and

    WHEREAS, Cleveland is the record holder of 88,000 shares of the Common Stock; and

    WHEREAS, Danzer has proposed to enter into an Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which, among other things, Danzer would acquire not less than a majority of the issued and outstanding shares of Camron Corporation, a Michigan corporation ("Canron") for and in consideration of the issuance of shares of Danzer's Series C Preferred Stock (the "Series C"); and

    WHEREAS, following the consummation of the transactions contemplated in the Reorganization Agreement, Renaissance and Cleveland expect that Danzer will propose to its shareholders, including Renaissance and Cleveland, an amendment to the Articles of Incorporation of Danzer to effect a 39.16824204 to 1 reverse split of each issued and outstanding share of the Common Stock as of such date (the "Reverse Split"); and

    WHEREAS, it is expected by Cleveland and Renaissance that Camron and certain other parties to the Reorganization Agreement will make it a condition precedent to their willingness to enter into same that Cleveland and Renaissance assure such parties that all shares held of record by Renaissance and Cleveland as of the date hereof will be voted in favor of adoption of the proposed amendments to Danzer's Articles of Incorporation to give effect to the Reverse Split and as otherwise provided in this Agreement;

    NOW, THEREFORE, the parties agree as follows.

    1. Shareholders Agreement. This Agreement is entered into between Renaissance and Cleveland pursuant to the provisions of Section 620(a) of the New York Business Corporation Law (the "Act") and is intended, among other things, to vest in Mr. Russell Cleveland, with full power of substitution, an "irrevocable proxy" as described in Section 609(f)(5) of the Act.

    2. Agreement to Vote. Pursuant to the provisions of Section 620(a) of the Act, each of the parties hereto irrevocably binds himself or itself to vote, or cause to be voted, all shares of the Common Stock held of record by such party as of the date hereof, or after acquired, in such a manner as Cleveland shall determine to be in the best interest of Danzer in connection with any regular or special meeting of shareholders of Danzer, or in connection with any solicitation of consents or proxies from shareholders of Danzer occurring during the term of this Agreement. Without limiting the generality of the foregoing, the parties expect, subject to his later determining that such a vote would not be in the best interest of Danzer, and, subject to such determination, hereby direct, that Cleveland will vote all shares of the Canron Stock subject to this Agreement in favor of the approval or ratification of any amendment or amendments to the Articles of Incorporation of Danzer proposed by Danzer or its Board of Directors at any time prior to the first anniversary of this Agreement and relating to (i) any change in the capital stock of Danzer, including, but not limited to, the Reverse Split or any similar transaction, (ii) any increase or decrease in the authorized capital stock of Danzer, including, but not limited to, any increase in the authorized shares of Common Stock issuable by Danzer, (iii) any change in the name of Danzer or (iv) any other matter recommended by the Board of Directors of Danzer. In the event of the death or incapacity of Cleveland, the powers vested in him pursuant to this Agreement shall be vested in his executor.

    3. Shares Bound. All shares of the Common Stock held of record by each of the parties hereto shall be bound by this Agreement during its term, notwithstanding any assignment, sale or transfer thereof, whether by operation of law or otherwise. Each certificate representing any share of the Common Stock subject to this Agreement shall bear a legend in substantially the following form:

            The shares of Common Stock represented by this certificate are bound by the provisions of that certain Irrevocable Proxy Agreement dated as of December 22, 2000, which Agreement governs the voting of such shares or the delivery of consents with respect to such shares with respect to certain matters. A copy of the Irrevocable Proxy Agreement may be obtained from Russell G. Cleveland, 8080 North Central Expressway, Suite 210-LB 59, Dallas, Texas 75206 or from the Company.

    4. Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall not be affected by the death, disability, dissolution or liquidation, as the case may be, of any party hereto. Without limiting the generality of the foregoing, notwithstanding any assignment, sale, transfer or hypothecation, whether by operation of law or otherwise, the Common Stock subject to this Agreement shall remain so subject. In addition, and without limiting the generality of the foregoing, the parties hereto recognize and agree that Renaissance may elect to dissolve under applicable law and distribute its assets, principally including shares of the Common Stock, in accordance with applicable law and its constituent documents. Notwithstanding such dissolution and distribution, however, shares of the Common Stock held of record by Renaissance and Cleveland shall continue to be bound by the terms of this Agreement.

    5. Term. The term of this Agreement shall commence on the date hereof and shall end on the first to occur of (i) the second business day following the
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final adjournment of the next regular or special meeting of the shareholders of
Danzer; (ii) the consummation of the Reverse Split as a result of the filing of Articles of Amendment to the Articles of Incorporation of Danzer; (iii) the first anniversary of this Agreement or (iv) the second business day following delivery of written notice by Cleveland to Danzer of such termination, if such notice is delivered following June 1, 2001.

    6. Special Interest. The irrevocable proxy granted hereby is deemed by the parties to be essential to obtaining for themselves and for their successors and assigns, the benefits of the Reorganization Agreement expected to be negotiated, executed and delivered by Danzer and Canron, and hence shall be deemed coupled with an interest. Each of the parties agrees that the benefits to be obtained by them hereby are special and unique, and that any failure to obtain same can be expected to result in substantial and irreparable harm not fully ascertainable or compensable by money damages.

    7. Shareholder Records. By its execution of this Agreement, Danzer, which shall not be deemed a party for any other purpose, acknowledges receipt of this Agreement and agrees to make appropriate notation in the records with regard thereto and to take such steps to give effect to the provisions hereof as are consistent herewith and with applicable law.

    8. Miscellaneous. The section headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one in the same instrument. This Agreement shall be governed by the laws of the State of New York and shall be binding upon the parties hereto and inure to the benefit of their respective heirs, administrators, executors, successors and assigns. This Agreement contains the entire agreement between the parties hereto with regard to the subject matter hereof. This Agreement is intended to benefit the parties hereto exclusively and is not intended to and shall not confer any benefit upon any third party, other than a transferee or assignee of shares of the Common Stock bound hereby who shall, by accepting any such assignment or transfer, be deemed parties hereto and bound by the provisions hereof.

                 [Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and date first above written.


                           /S/ Russell Cleveland
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                            G. Russell Cleveland


                           RENAISSANCE CAPITAL PARTNERS, LTD.

                           By:  Renaissance Capital Group, Inc.,
                                its Managing General Partner

                           By:  /S/ John Schmit
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                           Its   Vice President
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                           DANZER CORPORATION

                           By: /S/ Mel E. Williams
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                           Its  President and CEO
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